Exhibit 99.1

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 AND MARCH 31, 2023

(Amounts in U.S. dollars)

	Notes	As of September 30, 2023	As of March 31, 2023
		(Unaudited)	(Audited)
Assets
Non-current assets
Property and equipment	4	7,945	8,423
Right of use assets	5	78,449	120,931
Rental deposits		29,453	29,378
Total non-current assets		115,847	158,732
Current assets
Financial assets at fair value through profit or loss	6	1,961,587	-
Investment in trusts	7	18,624,087	2,722,517
Prepayments and other receivables, net	8	239,105	225,668
Restricted digital assets	9	—	5,110,220
Digital assets	9	57,231,107	41,113,238
Receivables from customer – related party		577,358	—
Cash and cash equivalents	10	7,522,895	6,748,115
Total current assets		86,156,139	55,919,758
Total assets		86,271,986	56,078,490
Equity
Share capital	11	3,382	3,105
Additional paid-in capital		34,942,440	33,064,033
Treasury shares	11	(435,943)	(353,816)
Other reserves		20,161,334	16,373,396
Accumulated deficit		(44,102,829)	(40,245,874)
Accumulated other comprehensive loss		(152,840)	(244,713)
Equity attributable to owners of the Company		10,415,544	8,596,131
Non-controlling interests	11	—	—
Total equity		10,415,544	8,596,131
Liabilities
Non-current liabilities
Lease liabilities	5	—	40,113
Total non-current liabilities		—	40,113
Current liabilities
Digital assets payable	14	47,399,292	11,329,287
Digital assets payable – related party	14	2,388,529	22,854,211
Payable to customers	13	22,668,069	1,218,569
Payable to customers – related party	13	275,301	10,393,665
Accounts and other payables	12	2,578,471	1,327,252
Taxes payable		459,321	226,096
Lease liabilities	5	87,459	93,166
Total current liabilities		75,856,442	47,442,246
Total liabilities		75,856,442	47,482,359
Total equity and liabilities		86,271,986	56,078,490

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amounts in U.S. dollars)

		For the six months ended September 30,
	Notes	2023	2022
		(Unaudited)	(Unaudited)
Revenue
- Supply chain management platform service fee	15	—	432,263
- Fair value change of proprietary trading investment and digital assets	15	5,085,150	3,938,870
Total revenue		5,085,150	4,371,133

Cost of revenue	16	2,205,833	192,681

Selling and promotion expenses	17	1,061,591	657,238
Consultation service expenses		—	2,322,212
General and administrative expenses	18	1,758,381	1,458,123
Total operating expenses		2,819,972	4,437,573
Results from operating activities		59,345	(259,121)
Other income		93,677	119,841
Other expenses		—	(119,656)
Share purchase warrants expenses	11	(3,787,938)	(4,424,932)

Finance income		13,846	5,013
Finance costs		(2,660)	(7,527)
Net finance income (costs)	19	11,186	(2,514)

Loss before income tax		(3,623,730)	(4,686,382)
Income tax expense	20	(233,225)	(199,897)
Loss for the period		(3,856,955)	(4,886,279)

Loss attributable to:
Owners of the Company		(3,856,955)	(5,377,131)
Non-controlling interests		—	490,852
		(3,856,955)	(4,886,279)

Other comprehensive income (loss)
Foreign operation – foreign currency translation differences		91,873	(808,759)
Total comprehensive loss for the period		(3,765,082)	(5,695,038)

Total comprehensive loss attributable to:
Owners of the Company		(3,765,082)	(6,185,890)
Non-controlling interests		—	490,852
		(3,765,082)	(5,695,038)
Loss per share attributable to owners of the Company
Basic and diluted loss per share	23	(0.12)	(0.22)

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amounts in U.S. dollars)

		Available to owners of the Company
		Ordinary Shares		Additional paid-in	Treasury	Other	Statutory	Accumulated	Accumulated other comprehensive		Non- controlling
	Note	Shares	Amount	capital	shares	reserves	reserves	deficit	loss	Subtotal	interests	Totals
			US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Balances at April 1, 2022		23,598,371	2,360	26,483,470	-	6,063,086	589,659	(20,382,304)	34,771	12,791,042	1,410,630	14,201,672
Net loss for the period		—	—	—	—	—	—	(5,377,131)	—	(5,377,131)	490,852	(4,886,279)
Issuance of share purchase warrants		—	—	—	—	4,424,932	—	—	—	4,424,932	—	4,424,932
Shares issued on private placement (Note 11)		3,300,000	330	3,299,670	—	—	—	—	—	3,300,000	—	3,300,000
Foreign operation – foreign currency translation differences		—	—	—	—	—	—	—	(808,759)	(808,759)	—	(808,759)
Balances at September 30, 2022 (Unaudited)		26,898,371	2,690	29,783,140	-	10,488,018	589,659	(25,759,435)	(773,988)	14,330,084	1,901,482	16,231,566

Balances at April 1, 2023 (Unaudited)		31,048,371	3,105	33,064,033	(353,816)	16,373,396	—	(40,245,874)	(244,713)	8,596,131	—	8,596,131
Net loss for the period		—	—	—	—	—	—	(3,856,955)	—	(3,856,955)	—	(3,856,955)
Issuance of share purchase warrants		—	—	—	—	3,787,938	—	—	—	3,787,938	—	3,787,938
Equity-settled share-based payments under share award scheme		—	—	—	—	753,685	—	—	—	753,685	—	753,685
Ordinary shares issued under employee plans		1,650,000	165	753,520	—	(753,685)	—	—	—	—	—	—
Shares issued on private placement (Note 11)		1,125,000	112	1,124,887	—	—	—	—	—	1,124,999	—	1,124,999
Share repurchases		—	—	—	(82,127)	—	—	—	—	(82,127)	—	(82,127)
Foreign operation – foreign currency translation differences		—	—	—	—	—	—	—	91,873	91,873	—	91,873
Balances at September 30, 2023 (Unaudited)		33,823,371	3,382	34,942,440	(435,943)	20,161,334	—	(44,102,829)	(152,840)	10,415,544	—	10,415,544

Note:

(a)	In June 2022, the holder of the convertible note early redeemed the convertible note in full with the issue of 5,155,305 ordinary shares.

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amounts in U.S. dollars)

	For the six months ended September 30,
	2023	2022
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Loss before income tax	(3,623,730)	(4,686,382)
Adjustments for
Finance income	(13,846)	(5,013)
Finance costs	2,660	7,527
Cost of income	2,205,833	-
Realized gain on disposal of financial assets measured at FVTPL	(9,611)	-
Unrealized gain on financial assets measured at FVTPL	(50,900)	-
Fair value change of proprietary trading digital assets	(5,085,150)	(3,938,870)
Depreciation of property and equipment	1,779	75,164
Amortization of right of use assets	42,777	115,505
Loss on disposal of property and equipment	-	7,057
Share-based compensation	753,685	-
Share purchase warrants expenses	3,787,938	4,424,932
Changes in assets and liabilities
(Increase)/ decrease in other receivables and prepayments	(13,437)	255,989
Increase in investment in trusts	(14,731,840)	-
Decrease in digital assets	4,000,000	-
Decrease in advance to suppliers	-	(172,389)
Increase in payable to customers	13,060,038	-
Increase in accounts and other payables	1,251,219	2,238,982
Net cash provided by (used in) operating activities	1,577,415	(1,677,498)

Cash flows from investing activities
Interest received	13,846	5,013
Increase in loans receivables	-	(1,794,000)
Purchase of property and equipment	(1,281)	(15,055)
Purchase of financial assets measured at fair value through profit or loss	(3,806,678)	-
Proceeds from disposal of financial assets measured at fair value through profit or loss	1,907,000	-
Decrease in related party receivables	-	2,114,496
Net cash (used in) provided by investing activities	(1,887,113)	310,454

Cash flows from financing activities
Proceeds from shares issued on private placement	1,124,999	3,300,000
Payment of repurchase of shares	(82,127)	-
Increase in related parties payable	-	220,677
Payment of principal portion of lease liabilities	(48,806)	(109,634)
Interest paid	-	(7,527)
Net cash provided by financing activities	994,066	3,403,516

Net Increase of Cash and Cash Equivalents	684,368	2,036,472
Effect of foreign currency translation on cash and cash equivalents	90,412	(51,879)
Cash and cash equivalents–beginning of the period	6,748,115	5,286,991
Cash and cash equivalents–end of the period	7,522,895	7,271,584

Reconciliation of movement of liabilities to cash flows arising from financing activities

Lease liabilities
US$
Balance as of April 1, 2022	368,747
Changes from financing cash flow
Lease payment	(117,161)
Interest paid	7,527
Total changes from financing cash flow	(109,634)

Other changes
New leases	79,533
Exchange realignments	(17,118)
Total other changes	62,415
Balance as of September 30, 2022	321,528

Balance as of April 1, 2023	133,279
Changes from financing cash flow
Lease payment	(48,806)
Interest paid	2,660
Total changes from financing cash flow	(46,146)

Other changes
Exchange realignments	326
Total other changes	326
Balance as of September 30, 2023	87,459

Significant non-cash transactions

Non-cash investing and financing activities

Non-cash investing and financing activities for the periods ended September 30, 2023 and 2022, as disclosed in the note, are:

(i)	Capitalized US$79,533 in right of use assets and US$79,533 in lease liabilities for the period ended September 30, 2022.

The accompanying notes form an integral part of these condensed consolidated financial statements.

METALPHA TECHNOLOGY HOLDING LIMITED

(FORMERLY DRAGON VICTORY INTERNATIONAL LIMITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

1.	BUSINESS AND ORGANIZATION

Metalpha Technology Holding Limited (“the Company”), formerly Dragon Victory International Limited, was formed in the Cayman Islands on July 19, 2015. The Company operates through Metalpha Limited, a company incorporated in the British Virgin Islands. Metalpha Limited operates cryptocurrency derivative product services in Hong Kong.

On September 21, 2022, the Company transferred 100% of the equity interest in Radiant Alpha Limited, a wholly-owned subsidiary of Metalpha Limited to Antalpha Technologies Holdings Limited (“Antalpha”), the minority shareholder of Metalpha Limited, for a consideration of US$1. Radiant Alpha Limited has no operations as at the date of the disposal.

On November 15, 2022, the shareholders of the Company approved the change of the name of the Company from “Dragon Victory International Limited” to “Metalpha Technology Holding Limited”.

In February 2023, the Company entered into a sale and purchase agreement with Yang Xu and Liqing Zheng (the “Purchaser”) to dispose 100% equity interest in Hangzhou Dacheng and Hangzhou Longyun (collectively, the “disposal group”) at a total consideration of US$1.00. The disposal was completed on March 31, 2023, the date on which the control of Hangzhou Dacheng and Hangzhou Longyun was passed to the Purchaser.

Particulars of subsidiaries of the Company as of September 30, 2023 are as below:

	Place of incorporation	Issued share		Principal	Percentage of shareholding%
Company	and operation	capital		activities	Direct	Indirect
Sweet Lollipop Co., Ltd. (“Sweet Lollipop”)	British Virgin Islands	US$	50,000	Investment holding	100%	-
Metalpha Holding (HK) Limited (formerly known as “Long Yun International Holdings Limited”)	Hong Kong	HK$	10,000	Investment holding	-	100%
Meta Rich Limited	British Virgin Islands	US$	1	Investment holding	-	100%
LSQ Capital Limited	Hong Kong	HK$	2,000,000	Advising on securities and asset management	-	100%
Metalpha Limited	British Virgin Islands	US$	4,000,000	Proprietary trading of digital assets	-	100%
LSQ Investment Limited	Hong Kong	HK$	1	Inactive	-	100%
Metalpha Inc	Panama	US$	1	Inactive	-	100%

2.	Basis of preparation

2.1	Basis of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved for issuance by the Company’s Board of Directors on [x], 2024.

2.2	Basis of measurement

The financial statements have been prepared under the historical cost convention, except for investment in trusts, digital assets and digital assets payables which are measured at fair value through profit or loss as described in the material accounting policies (Note 3) below.

2.3	Functional and presentation currency

These financial statements are presented in United States dollars (US$), which is the Company and Hong Kong subsidiaries’ functional currency.

The functional currency of the PRC subsidiaries, which had been disposed during the period as discussed in Note 25, is Renminbi (“RMB”); all entries from these entities are presented in the Company’s presentational currency of US$. Where the subsidiaries’ functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as of the statement of financial position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).

2.4	Use of estimates and judgements

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included the following:

(a)	Accounting of digital assets transactions and balances

IFRSs do not specifically address accounting for digital assets. Accordingly, for the preparation of the Company’s consolidated financial statements, management needs to apply judgment in determining appropriate accounting policies based on the existing accounting framework and the facts and circumstances of the Company’s proprietary trading of digital assets business.

The Company’s digital assets portfolio mainly comprises cryptocurrencies. According to the business model of the Company’s activities and the characteristics of each of the relevant digital assets, the Company’s digital assets are accounted for as inventories measured at fair value less costs to sell on the consolidated statement of financial position while the respective digital assets obtained (under “digital assets payables”) from counterparties are measure at fair value through profit or loss.

Furthermore, in determining fair values, management needs to apply judgment to identify the relevant available markets, and to consider accessibility to and activity within cryptocurrency markets in order to identify the primary digital asset markets for the Company.

(b)	Impairment allowances for other receivables and loan receivables

The loss allowances for other receivables and loans receivables are based on assumptions about the risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

(c)	Determination of share-based payments

The estimation of share-based payments (including warrants and stock options) requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the risk-free interest rate, volatility, the expected life of the warrants and weighted average fair value per warrant, as applicable. The expected volatility is based on the average volatility of share prices of the Company over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns. Refer to note 11 and note 21(d) for more details on the valuation model and relevant significant inputs.

3.	Material accounting policies

The accounting policies set out below have been applied consistently by the Company to the years presented in these financial statements.

3.1	Basis of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries for the period ended September 30, 2023, and 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a) the contractual arrangement with the other vote holders of the investee;

(b) rights arising from other contractual arrangements; and

(c) the Company’s voting rights and potential voting rights.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes (i) the assets (including goodwill) and liabilities of the subsidiary, (ii) the carrying amount of any non-controlling interest and (iii) the cumulative translation differences recorded in equity; and recognizes (i) the fair value of the consideration received, (ii) the fair value of any investment retained and (iii) any resulting surplus or deficit in profit or loss. The Company’s share of components previously recognized in other comprehensive income is reclassified to profit or loss or retained profits, as appropriate, on the same basis as would be required if the Company had directly disposed of the related assets or liabilities.

3.2	Discontinued operation

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operation are presented separately in the consolidated statement of profit or loss and comprehensive income (loss), consolidated statement of financial position and consolidated statements of cash flows. Please refer to note 25 for the details.

3.3	Foreign currencies

Transactions in foreign currencies are translated into the functional currency of the Company at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the end of the reporting period are translated into the functional currency at the exchange rate on that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising from translation are recognized in profit or loss.

3.4	Financial instruments

Financial assets

(i)	Classification

The Company classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value through profit or loss, and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

(ii)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

(iii)	Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. This category includes derivative instruments and equity investments which the Company had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in the statement of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Company and the amount of the dividend can be measured reliably.

(iv)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

(v)	Impairment

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For other receivables and loan receivables, a general approach is applied.

Financial liabilities

(i)	Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts and other payables and lease liabilities.

(ii)	Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, accounts and other payables and lease liabilities are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statements of profit or loss.

(iii)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss.

Offsetting

Financial assets and financial liabilities are off-set and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

3.5	Impairment

(i)	Non-derivative financial assets

The Company recognizes loss allowances for expected credit losses (“ECL”) on financial assets measured at amortized cost.

General approach

The Company applies the general approach to provide for ECL on all other financial instruments. Under the general approach, the loss allowance is measured at an amount equal to 12-month ECLs at initial recognition.

At each reporting date, the Company assesses whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECL.

When determining whether the credit risk of financial assets have increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment that includes forward-looking information.

Measurement of ECLs

The Company decided to assess the ECL of the financial asset at amortized cost based on the discounted product of exposure at default (‘EAD’), probability of default (‘PD’) and loss given default (‘LGD’) as defined below:

●	EAD is based on the trade receivable amounts that the Company expects to be owed at the time of default. This represents the carrying value of the trade receivable.

●	PD represents the likelihood of a buyer defaulting on its financial obligation, either over the next 12 months or over the remaining lifetime of the obligation.

●	LGD represents the Company’s expectation of the extent of loss on a defaulted exposure. LGD is expressed as a percentage loss per unit of exposure at the time of default.

The ECL is computed by multiplying EAD, PD, LGD for each category. The PD and LGD are developed by utilizing historical default studies and publicly available data.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

●	significant financial difficulty of the borrower or issuer;

●	a breach of contract such as a default after negotiation;

●	the restructuring of a loan or advance by the Company on terms that the Company would not consider otherwise; or

●	it is probable that the borrower will enter bankruptcy or other financial reorganization.

Presentation of allowance for ECLs in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of these assets.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

(ii)	Non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognized if the carrying amount of an asset or its related cash-generating unit (CGU) exceeds its estimated recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets that cannot be tested individually are combined together into the smallest Company of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3.6	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

●	Computer Equipment	1-3 years

●	Office Equipment	4-5 years

●	Motor Vehicle	4 years

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

An item of property and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

3.7	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as of the commencement date;

●	amounts expected to be payable under a residual value guarantee; and

●	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

3.8	Investment in derivative contracts

The Company holds and invests in derivative contracts for the purposes of trading in the ordinary course of the Company’s digital assets business.

A derivative contract is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The derivative contracts are generally placed on the third-party exchanges institution to earn from the changes in the fair value over the period. The changes in fair value of futures will be recognized as fair value changes of derivative contracts in the consolidated statements of profit or loss and comprehensive income (loss).

3.9	Digital assets

Digital assets are held mainly for the purposes of trading in the ordinary course of the Company’s digital assets trading business in the OTC market.

Digital assets are held mainly for the purposes of both trading for another token and entering a derivative contract in which such digital tokens are provided as margin in the ordinary course of the Company’s digital assets business.

Digital assets held in the Company’s digital asset wallets primarily comprise digital assets that are prefunded by and traded with, but not yet withdrawn by counterparties (or “customers”) under Digital Asset Trading Agreements (“DATA”).

Digital assets obtained from counterparties are recorded as digital assets of the Company (see below for the measurement) which can be used in the Company’s ordinary business, with a corresponding liability recorded due to the counterparties (under “Digital assets payables” measured at fair value through profit or loss in current liabilities). Upon maturity of the financing arrangements, the Company transfers the digital assets at a rate stipulated in the DATA to the counterparty’s wallet and the related digital assets and liability due to the counterparty is derecognized.

The Company’s digital asset portfolio mainly comprises cryptocurrencies and since the Company actively trades cryptocurrencies, purchasing them with a view to their resale in the near future, and generating a profit from fluctuations in the price, the Company applies the guidance in IAS 2 for commodity broker-traders and measures the digital assets at fair value less costs to sell. The Company considers there are no significant “costs to sell” digital assets and hence measurement of digital assets is based on their fair values with changes in fair values recognized in profit or loss in the period of the changes.

See note 21(d) for estimation of fair value in respect of the digital assets and digital assets payables.

3.10	Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value.

3.11	Share-based payments

The Company operates a share-based payment scheme (in the form of warrant shares and share options) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Under such schemes, consultants providing similar services with employees and services providers of the Company may receive equity instruments as remuneration for their services rendered (“equity-settled transactions”). Besides, the Company also gives investors the right, but not the obligation, to buy the Company shares on or by a certain date, at a specified price under the scheme (in the form of written call option).

Share purchase warrants and share options

The fair value of the share purchase warrants and share options granted to employees and consultants providing similar services in exchange for the grant of the warrants is recognized as an expense with a corresponding increase in share-based warrants reserve. The total amount to be expensed is determined by reference to the fair value of the share purchase warrants granted. The total amount to be expensed is determined by reference to the fair value of the share options granted:

●	including any market performance conditions (e.g. the Company’s share price),

●	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the entity over a specified time period), and

●	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or hold shares for a specified period of time).

The total expense is recognized over the vesting period, which is the period over which all the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of warrants that are expected to vest based on the non-market vesting and service conditions. Warrant shares will recognize the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

The warrant reserve presents the proceeds from issuance of warrants, net of issue costs. Warrant reserve is non-distributable and will be transferred to additional paid-in capital account upon exercise of warrants.

3.12	Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects.

3.13	Repurchase of shares

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental cost (net of income taxes) is recorded as a deduction from equity attributable to the Company’s equity holders as a treasury share reserve until the shares are cancelled, reissued or disposed of. When such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effect, the nominal amount is reversed from the treasury share reserve, with any remaining difference to the total transaction value being recognized in additional paid-in capital.

3.14	Income (loss) per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held. Diluted earnings per share is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and share purchase warrants granted to consultants. Diluted earnings per share considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential common shares would have an anti-dilutive effect.

3.15	Additional paid-in capital

Amount subscribed for common stock in excess of nominal value.

3.16	Digital assets payables

Digital assets payables are derivative contracts which are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.

The derivative contracts are held for trading and do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and included in “income from digital assets business”. Trading derivatives are classified as a current asset or liability.

Digital assets payables are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of the liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Digital assets payables are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

3.17	Income

Supply chain management platform service fee

The Company generates platform fees through its supply chain management platform service through its PRC subsidiaries which had been disposed during the year. The transaction price is determined based on a percentage of the aggregate amounts of purchase payments to our partnered auto parts suppliers. The Company recognizes revenue when the procured auto parts have been transferred to and accepted by the customers as the Company’s performance obligation is completed at a point in time.

Proprietary trading of digital assets and derivative contracts

The Company participated in proprietary trading and earned profits, at a point in time, when executing buy and sell orders on various exchanges.

The Company presents trading income from digital assets trading business that primarily represent trading margin arising from trading various digital assets and net gain or loss from remeasurement of digital assets and digital assets payable. The Company is exposed to net trading gains or losses from holding digital assets for trading up to the point when a trade (to buy or sell digital assets) with customer is concluded with fixed terms of trade with respect to the type, unit and price of digital assets.

3.18	Cost of income

Cost of income comprises of commission to traders and technical support fee for the trading of digital assets business.

3.19	Selling and promotion expenses

Selling and promotion expenses comprise of marketing and promotional expenditures.

3.20	General and administrative expenses

General and administrative costs mainly comprise of legal fees, professional fees, consultancy fees, staff costs and depreciation.

3.21	Finance costs

Finance costs comprise amortization of debt issuance cost and interest of lease liabilities.

3.22	Interest income

Interest income is presented as finance income where it is earned from financial institutions that are held for cash management purposes.

Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset except for financial assets that subsequently become credit-impaired. For credit-impaired financial assets the effective interest rate is applied to the net carrying amount of the financial asset (after deduction of the loss allowance).

3.23	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future.

The measurement of deferred taxes reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

3.24	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)	Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

3.25	Operating segment and geographic information

An operating segment is a component of an entity:

●	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

●	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

●	for which discrete financial information is available.

The assessment of reportable segments is based upon having similar economic characteristics and if the operating segments are similar in the following respects:

●	the nature of the products and services;

●	the nature of the production processes;

●	the type or class of customer for their products and services;

●	the methods used to distribute their products or provide their services; and

●	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Reportable segments are distinguished due to their differences in their operations and economics. They are managed separately because they require different business, technological, and marketing strategies.

The Company’s CEO is considered to be the Company’s Chief Operating Decision Maker (“CODM”). The CODM reviews non-financial information, for purposes of allocating resources. Based on the internal financial information provided to the CODM, the Company has determined that the identified operating segment as one reportable segment.

The CODM evaluates the assets and liabilities despite disaggregated financial information being available, the accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Company’s financial statements.

3.26	Related parties

A related party is a person or entity that is related to the Company.

(A)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(B)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others);

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	Both entities are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (A);

(vii)	A person identified in (A)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); or

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to a parent of the Group.

3.27	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

3.28	New standards and interpretations not adopted

At the date of authorization of these financial statements, the Company has not adopted the new and revised IFRS and amendments to IFRS that have been issued but are not yet effective to them. The Company does not anticipate that the adoption of these new and revised IFRS pronouncements in future periods will have a material impact on the Company’s financial statements in the period of their initial adoption.

The Company has not applied the new IFRSs that have been issued but are not yet effective. The application of those new IFRSs will not have a material impact on the financial statements of the Company.

4.	PROPERTY AND EQUIPMENT

	Computer and equipment	Automobiles	Total
	US$	US$	US$
Cost
As of April 1, 2022	244,904	364,767	609,671
Additions	3,160	18,410	21,570
Disposal	(43,847)	(3,220)	(47,067)
Disposal of subsidiaries (note 25)	(192,847)	(379,957)	(572,804)
Exchange realignment	929	—	929
As of March 31, 2023	12,299	—	12,299
Additions	1,281	—	1,281
Exchange realignment	31	—	31
As of September 30, 2023	13,611	—	13,611

Accumulated depreciation
As of April 1, 2022	218,144	93,553	311,697
Depreciation for the year	7,539	63,401	70,940
Disposal	(9,637)	(832)	(10,469)
Disposal of subsidiaries (note 25)	(212,163)	(156,122)	(368,285)
Exchange realignment	(7)	—	(7)
As of March 31, 2023	3,876	—	3,876
Depreciation for the period	1,779	—	1,779
Exchange realignment	11	—	—
As of September 30, 2023	5,666	—	5,666

Carrying amounts
As of September 30, 2023	7,945	—	7,945
As of March 31, 2023	8,423	—	8,423

5.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

(a) Right-of-use assets

The Company has entered into leases of buildings, which are used for the Company’s operations. Leases of buildings have lease terms of between one and four years (March 31, 2023: over one and four years).

	September 30, 2023	March 31, 2023
	US$	US$
Cost:
At beginning of period/year	253,373	505,494
Addition during the period/year	-	110,206
Exchange realignment	3,370	(4,260)
Disposal of subsidiaries (note 25)	-	(358,067)
At end of period/year	256,743	253,373

Accumulated amortization:
At beginning of period/year	132,442	120,450
Amortization for the period/year	42,777	185,300
Exchange realignment	3,075	(211)
Disposal of subsidiaries (note 25)	-	(173,097)
At end of period/year	178,294	132,442

Net carrying amount	78,449	120,931

(b) Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movements during the period/year:

	September 30, 2023	March 31, 2023
	US$	US$
At beginning of period/year	133,279	368,747
Additions to lease liabilities	-	110,206
Interest charged	2,660	13,139
Payment made	(48,806)	(224,309)
Exchange realignment	326	461
Disposal of subsidiaries (note 25)	-	(134,965)
At end of period/year	87,459	133,279

Presentation on:

Condensed Consolidated Statements of Financial Position:

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Current	87,459	93,166
Non-current	-	40,113
Total	87,459	133,279

The following are the contractual undiscounted cash outflows of lease liabilities for the maturity analysis:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
September 30, 2023	89,506	-	89,506

March 31, 2023	97,394	40,581	137,965

The effective interest rate applied to the lease liabilities recognized in the condensed consolidated statements of financial position was 4.75% per annum (March 31, 2023: 4.75% to 4.90% per annum).

6.	FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OF LOSS

Financial assets measured at fair value through profit or loss, net consisted of the following:

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Marketable fund securities:
Investment A	1,327,154	—

Non-marketable equity securities:
Investment B	534,432	—
Investment C	100,001	—
Total	634,433	—

Net carrying value	1,961,587	—

Investments in Marketable Fund Securities

Investments in marketable fund securities are accounted for at their current market value with changes in fair value recognized in net income.

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities consist of investments in limited liability companies in which the Company’s interests are deemed minor and long-term, strategic investments in companies that are in various stages of development, and investments in a close-ended partnership funds which concentrated in the healthcare sector. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses each of these investments on an individual basis, subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators existed. When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

7.	INVESTMENT IN TRUSTS

The Company invested in Grayscale Bitcoin Trust (“GBTC”). As of September 30, 2023 and March 31, 2023, the Company held 970,510 and 166,413 unit of shares in GBTC, respectively. The fair value of investment in GBTC is made reference to the market price of GBTC of US$19.19 and US$16.36 as of September 30, 2023 and March 31, 2023. During the period ended September 30, 2023, the fair value gain on investment in trusts was US$3,039,163.

8.	OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments consisted of the following:

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Prepaid insurance	115,117	62,052
Receivables from Bsset Technology Limited (“Bsset”)	20,000	100,013
Others	106,064	65,679
Total	241,181	227,744
Allowance for expected credit losses	(2,076)	(2,076)
Prepayments and other receivables after allowance for expected credit losses	239,105	225,668

Movements of allowance for doubtful accounts as followings:

	September 30, 2023	March 31, 2023
	US$	US$
At beginning of period/year	2,076	67,774
Addition for the period/year	—	2,076
Disposal of subsidiaries	—	(67,774)
At end of period/year	2,076	2,076

9.	DIGITAL ASSETS

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Digital assets held on exchange institutions	57,231,107	41,113,238
Digital assets held on exchange institutions - restricted	—	5,110,220
Total	57,231,107	46,223,458

The digital assets held on third party exchange institutions are measured at fair value. They represented balance of digital assets attributable to the Company held in shared wallets of the third-party exchanges. The balance is measured at fair value through profit or loss. As of March 31, 2023, the Company pledged certain digital assets as collateral of derivative contracts, which considered as restricted digital assets above.

10.	CASH AND CASH EQUIVALENTS

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Bank balances	7,522,895	6,748,115

As of September 30, 2023 and March 31, 2023, the cash and cash equivalents of US$64,540 and US$180,387 are denominated in HK$, while US$7,458,355 and US$6,567,728 are denominated in US$, respectively.

11.	CAPITAL, RESERVES AND NON-CONTROLLING INTERESTS

(a)	Share capital and additional paid-in capital

The addition of share capital and additional paid-in capital represented:

(i)	The issuance of 3,300,000 ordinary shares in private placement on July 25, 2022;

(ii)	The issuance of 2,500,000 shares to purchase 49% non-controlling interests of Metalpha on November 28, 2022;

(iii)	The issuance of 1,650,000 shares and 1,650,000 shares under employees plans on January 31, 2023 and May 29, 2023 respectively; and

(iv)	The issuance of 1,125,000 ordinary shares in private placement on June 12, 2023.

(b)	Share purchase warrants

Warrants are issued to management team and consultants on trading of digital assets business as an incentive to boost overall performance of the company.

A continuity schedule of outstanding share purchase warrants is as follows:

Number of warrants outstanding

Balance - April 1, 2022	17,800,000
Issued	14,800,000
Balance - March 31, 2023, April 1, 2023 and September 30, 2023	32,600,000

On May 10, 2022 the Company issued 200,000 share purchase warrants to an employee of the Company which are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On May 26, 2022 the Company issued 500,000 share purchase warrants to consultants of the Company which are exercisable at the lower of (i) $1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On July 2022 the Company issued 6,600,000 share purchase warrants to consultants and employees of the Company, which are exercisable at the lower of (i) $1.00 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On November 2022, the Company issued 4,500,000 type A warrants to Antalpha and they are exercisable at the lower of (i) US$1.00 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of five years.

On November 2022, the Company issued 3,000,000 type B warrants to Antalpha and they are exercisable at the lower of (i) US$1.50 per share or (ii) 88% of the lowest daily volume-weighted average price, for a period of ten years.

The fair value of the warrants was calculated at the respective grant date. The fair value of the warrants granted during the year ended March 31, 2023 was US$4,630,000 of which the Company recognized a share option expense of US$3,787,938 during the period ended September 30, 2023, and US$10,176,996 during the year ended March 31, 2023.

(c)	Share award plan

On June 30, 2022, the Company implemented its 2022 Performance Incentive Plan (“Plan”) to foster the success of the Company and to increase shareholder value by providing an additional means, through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons, and to enhance the alignment of the interests of such selected participants with the interests of the Company’s shareholders. Under the Plan, an aggregate of 3,300,000 ordinary shares of US$0.0001 par value each of the Company are reserved for issuance for purposes of the Plan, subject to adjustments as contemplated by the Plan.

	Number of share award grant
	As of September, 2023	As of March 31, 2023
At beginning of period/year	1,650,000	—
Issued during the period/ year	—	3,300,000
Exercised during the period/year	(1,650,000)	(1,650,000)
At end of period/year	—	1,650,000

The fair value of the share awards was calculated based on the market price of the Company’s shares at the respective grant date. The fair value of the share options granted during the year ended March 31, 2023 was US$1,799,000 of which the Company recognized a share option expense of US$753,685 during the period ended September 30, 2023, and US$1,045,315 during the year ended March 31, 2023.

(d)	Non-controlling interests

	Taikexi	Shenzhen Guanpeng	Dacheng Liantong	Hangzhou Xuzhihang	Metalpha	Total
	US$	US$	US$	US$	US$	US$
As of April 1, 2020	(505,566)	(31,664)	(10,547)	—	—	(547,777)
Loss for the year	(20,361)	(13,844)	(29,704)	—	—	(63,909)
As of March 31, 2021	(525,927)	(45,508)	(40,251)	—	—	(611,686)
(Loss) profit for the year	(4,837)	(3,547)	—	—	19,990	11,606
Contribution from non-controlling shareholder in a subsidiary	—	—	—	—	1,960,000	1,960,000
Acquisition of a subsidiary	—	—	—	10,459	—	10,459
Changes in non-controlling interest due to changes in ownership of partially owned subsidiary	—	—	40,251	—	—	40,251
As of March 31, 2022	(530,764)	(49,055)	—	10,459	1,979,990	1,410,630
Profit for the year	—	—	—	—	389,318	389,318
Disposal of subsidiaries	530,764	49,055	—	(10,459)	—	569,360
Acquisition of non-controlling interests	—	—	—	—	(2,369,308)	(2,369,308)
As of March 31, 2023	—	—	—	—	—	—

Acquisition of non-controlling interests

On November 11, 2022, the Company entered into an agreement with Antalpha to acquire the remaining 49% interests in Metalpha at a consideration of US$2,500,000. The Company issued 2,500,000 shares valued at US$0.0001 each as consideration. The transaction was completed on 30 November 2022.

(e)	Statutory reserves

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprises, the Company’s PRC subsidiaries, which had been disposed during the year, are required to maintain a statutory surplus reserve which is non-distributable. Appropriations to such reserves are made out of net profit after tax of the statutory financial statements of the PRC subsidiaries at the amounts determined by their respective boards of directors annually up to 50% of authorized capital, but must not be less than 10% of the net profit after tax.

(f)	Accumulated deficit

The accumulated deficit comprises the cumulative net profit and losses for the year recognized in the consolidated statements of profit or loss.

(g)	Accumulated other comprehensive loss

Accumulated other comprehensive loss represents the foreign currency translation difference arising from the translation of the financial statements of companies within the Company from their functional currency to the Company’s presentation currency.

(h)	Treasury shares

On March 15, 2023, the Company repurchased 329,582 shares of the Company at a consideration of US$353,816 (including transaction costs).

12.	ACCOUNTS AND OTHER PAYABLES

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Commission payables	242	816,984
Technical cost payables	20,930	20,930
Other payables and accrued charges	2,162,762	91,875
Wages payables (note (a))	394,537	397,463
Total	2,578,471	1,327,252

Notes:

(a)	The wages payable were the wages payables to the director of the Company.

(b)	Other payables are non-interest-bearing and are expected to be settled within one year.

13.	PAYABLE TO CUSTOMERS

The deposits were the amount received from customers but not yet invested or entered into any contract, while, the Company has owned obligations to the customers.

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Payables to customers:
Related parties (note 24)	275,301	10,393,665
Third party payables	22,668,069	1,218,569
Total	22,943,370	11,612,234

14.	DIGITAL ASSETS PAYABLES

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Digital assets payables to:
Related parties (note 24)	2,388,529	22,854,211
Third party payables	46,820,606	9,796,120
Cryptocurrency exchange	578,686	1,533,167
Total	49,787,821	34,183,498

Movement of digital assets payables was shown below:

	Digital assets payable
	US$	US$
At beginning of period/year	34,183,498	6,200,109
Entered during the period/year	224,085,967	296,810,473
Settled during the period/year	(226,066,856)	(274,172,598)
Unrealized fair value loss (gain) for period/year	17,585,212	(5,345,514)
At end of period/year	49,787,821	34,183,498

15.	REVENUE

	For the six months ended September 30,
	2023	2022
	US$	US$
Supply chain management platform service fee	-	432,263
Fair value change of proprietary trading investment and digital assets	5,085,150	3,938,870
Total revenue	5,085,150	4,371,133

16.	COST OF REVENUE

	For the six months ended September 30,
	2023	2022
	US$	US$
Cost of supply chain management platform service	—	192,681
Cost of proprietary trading digital assets	2,205,833	—
Total cost of revenue	2,205,833	192,681

17.	SELLING AND PROMOTION EXPENSES

	For the six months ended September 30,
	2023	2022
	US$	US$
Marketing and promotional expenditures	1,061,591	657,238

18.	GENERAL AND ADMINISTRATIVE EXPENSES

The following items have been included in arriving at general and administrative expenses:

	For the six months ended September 30,
	2023	2022
	US$	US$

Professional fees	953,623	496,253
Wages and benefits	133,252	376,500
Director fees	243,941	-
Travelling expenses	10,578	20,334
Depreciation of property and equipment	1,779	75,164
Depreciation of right of use assets	42,777	115,505
Meals and entertainment	36,504	31,641
Office expenses	15,336	16,684
Insurance costs	120,087	155,915
Other	200,504	170,127
	1,758,381	1,458,123

19.	NET FINANCE INCOME (COSTS)

	For the six months ended September 30,
	2023	2022
	US$	US$

Interest income	13,846	5,013
Finance income	13,846	5,013

Interest on lease arrangements	(2,660)	(7,527)
Finance cost	(2,660)	(7,527)
Net finance income (cost)	11,186	(2,514)

20.	INCOME TAX EXPENSE

The Company is formed in Cayman Islands and is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

The Company’s subsidiary formed in British Virgin Island is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no British Virgin Island withholding tax is imposed.

The Company’s subsidiary formed in Hong Kong is subject to the profits tax on the taxable income derived from its activities conducted in Hong Kong. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The Company’s subsidiaries incorporated in the PRC are subject to profits tax rate at 25% for income generated and operation in the local jurisdiction.

	For the six months ended September 30,
	2023	2022
	US$	US$
Tax recognized in profit or loss
Current tax expense
Current period	233,225	199,897

Reconciliation of effective tax rate
Loss before income tax	(3,623,730)	(4,686,382)
Tax calculated at domestic tax rate applicable to profits in PRC (2022: 25%)	-	(1,171,596)
Tax calculated at domestic tax rate applicable to respective profits (2023: 16.5%)	(597,915)	-
Lower domestic tax rate applicable to respective profits (2023: 8.25%)	(21,068)	-
Effect of tax rates in foreign jurisdiction	-	365,773
Effect of non-taxable income	(5,484)	-
Tax effect of tax loss not recognized	857,692	1,005,720
Income tax expense	233,225	199,897

The full realization of the tax benefit associated with the carry forward depends predominantly upon the Company’s ability to generate taxable income during the carry forward period.

The Company’s subsidiaries have unrecognised tax losses which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those subsidiaries with unrecognised tax losses in their respective countries of incorporation. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams.

21.	FINANCIAL RISK MANAGEMENT

(a)	Fair value

The Company’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations in relation to each class of recognized financial assets is the carrying amounts of those assets as stated in the consolidated statement of financial position. The Company’s credit risk is primarily attributable to its loan receivables, deposits and other receivables, and cash and cash equivalents. In order to minimize credit risk, the directors of the Company have delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, the directors of the Company review the recoverable amount of each individual debt regularly to ensure that adequate impairment losses are recognized for irrecoverable debts. The credit risk on cash and cash equivalents are limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

The Company has no significant concentration of credit risk, with exposure spread over a number of counterparties.

(b)	Foreign currency risk

The Company has minimal exposure to foreign currency risk as most of its business transactions, assets and liabilities are principally denominated in the functional currencies of the Company entities.

As Hong Kong dollar is pegged to United States dollar, the Company considers the risk of movements in exchange rates between Hong Kong dollars and United States dollars to be insignificant.

The Company currently does not have a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Company will monitor its foreign currency exposure closely and will consider hedging significant foreign currency exposure should the need arise.

(c)	Price risk

Digital assets that the Company deals with in its trading activities are digital assets such as Bitcoin (“BTC”) and Ethereum (“ETH”) which can be traded in a number of public exchanges.

Company’s exposure to price risk arises from digital assets and digital assets payables, which are both measured on fair value basis. In particular, the Company’s operating result may depend upon the market price of BTC and ETH, as well as other digital assets. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by the Company in the customers’ accounts to the customers under the respective trading and lending arrangements with the Company.

(d)	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such basis.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

The Company’s policy is to recognize transfers into and transfers out of any of the three levels as of the date of the event or change in circumstances that caused the transfer.

(i)	Disclosures of level in fair value hierarchy:

	Fair value measurements using
Description	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
As of March 31, 2023
Investment in trusts	2,722,517	-	-	2,722,517
Restricted digital assets	5,110,220	-	-	5,110,220
Digital assets	41,113,238	-	-	41,113,238
Digital assets payable	-	-	(11,329,287)	(11,329,287)
Digital assets payable-related party	-	-	(22,854,211)	(22,854,211)
Total	48,945,975	-	(34,183,498)	14,762,477

As of September 30, 2023
Financial assets measured at fair value through profit or loss	1,961,587	-	-	1,961,587
Investment in trusts	18,624,087	-	-	18,624,087
Digital assets	57,231,107	-	-	57,231,107
Digital assets payable	-	-	(47,399,292)	(47,399,292)
Digital assets payable-related party	-	-	(2,388,529)	(2,388,529)
Total	77,816,781	-	(49,787,821)	28,028,960

(ii)	Disclosures of valuation process used by the Company and valuation techniques and inputs used in fair value measurements at September 30, 2023 and March 31, 2023:

The directors of the Company are responsible for the fair value measurements of assets and liabilities required for financial reporting purposes, including level 3 fair value measurements.

For level 3 fair value measurements, the Company will normally engage external valuation experts with the recognized professional qualifications and recent experience to perform the valuations.

The Company’s digital assets payables are revalued as at March 31, 2023 by independent professional qualified valuer, who has the recent experience in the categories of digital assets payables being valued.

The digital assets are measured at level 1 fair value. The determination of fair value hierarchy level for valuation of the digital assets would depend on whether the underlying digital assets is traded in an active market.

The fair value of the digital assets payables are determined based on the Binomial Option Pricing Model and Black-Scholes Pricing Model. The significant unobservable inputs under Binomial Option Pricing Model mainly include risk free rate of range from 3.80% to 9.32% (March 31, 2023: range from 3.80% to 9.32%) and expected volatility of range from 24.02% to 101.58% (March 31, 2023: from 24.02% to 101.58%). The significant unobservable inputs under Black-Scholes Pricing Model mainly include risk free rate of range from 4.78% to 9.01% (March 31, 2023: from 4.78% to 9.01%) and expected volatility of range from 39.11% to 68.10% (March 31, 2023: 39.11% to 68.10%). The fair value increases with the increase in the risk-free rate or expected volatility.

There were no transfers between levels 2 and 3 for recurring fair value measurements during the period ended September 30, 2023 (March 31, 2023: Nil).

During the period ended September 30, 2023, there were no changes in the valuation techniques used (March 31, 2023: Nil).

The directors of the Company consider that the carrying amounts of Company’s financial assets and financial liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

The fair values of the Company’s lease liabilities are determined by using the discounted cash flows method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. The own non-performance risk as of September 30, 2023 and March 31, 2023 was assessed to be insignificant.

(e)	Concentration risk

As of September 30, 2023, and March 31, 2023, the Company had one counterparty who accounted for more than 10% of the Company’s digital assets payable.

As of September 30, 2023, and March 31, 2023, the Company had one and two counterparties and no counterparty who accounted for more than 10% of the Company’s payable to customers, respectively.

(f)	Anti-money laundering risk

Digital assets are capable of being traded directly between entities via decentralized networks that facilitate anonymous transactions. These transactions give rise to complicated technical challenges concerning matters including asset ownership and the identification of the parties involved. The Company established policies and procedures for AML and Know-Your-Customer (“KYC”) that are applied through continuous monitoring, review, and reporting and are initiated during the client onboarding process in order to mitigate such risks.

(g)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company monitors its liquidity risk and maintains a level of cash and bank balances deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

The following are the contractual undiscounted cash outflows of non-derivative financial liabilities:

	Within 1 year	Over 1 year	Total
	US$	US$	US$
As of September 30, 2023
Non-derivative financial liabilities
Account and other payables	2,578,471	—	2,578,471
Lease liabilities	89,506	—	89,506
Total	2,667,977	—	2,667,977

As of March 31, 2023
Non-derivative financial liabilities
Account and other payables	1,325,914	—	1,325,914
Lease liabilities	97,394	40,581	137,965
Total	1,423,308	40,581	1,463,879

(h)	Capital management

The Company’s primary objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain or adjust the capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders and issue new shares. The Company’s overall strategy remains unchanged from prior year.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total assets. The gearing ratio as of September 30, 2023 was 80% (March 31, 2023: 85%).

The business plans of the Company mainly depend on maintaining sufficient funding to meet its expenditure requirements. The Company currently relies on funding from a variety of sources including equity financing.

In response to the above, the Company regularly reviews its major funding positions to ensure that it has adequate financial resources in meeting its financial obligations and relevant regulatory requirements of the group entities and seeks to diversify its funding sources as appropriate.

22.	OPERATING SEGMENTS

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the CODM (“Chief Operating Decision Maker”) for the purpose of resource allocation and performance assessment.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

As of and for the six months ended September 30, 2023

During the period ended September 30, 2023, the operation segment of the Company is trading of proprietary digital assets and derivative contracts segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive income (loss).

For the six months ended September 30, 2022

	Metalpha	Longyun	Dacheng Liantong	Other	Total
	US$	US$	US$	US$	US$
Revenue	3,938,870	-	158,213	274,050	4,371,133

Operating expenses	(2,727,405)	(848,382)	(429,784)	(624,683)	(4,630,254)

Other income (expenses)	-	(4,456,421)	(1,164)	30,324	(4,427,261)

Profit (loss) before tax	1,211,465	(5,304,803)	(272,735)	(320,309)	(4,686,382)

Taxes	(199,892)	-	-	(5)	(199,897)

Net profit (loss)	1,011,573	(5,304,803)	(272,735)	(320,314)	(4,886,279)

Financial position

As of March 31, 2023

During the year ended March 31, 2023, the Company disposed the supply chain management and other logistics related services segment. Management has therefore determined that the only continuing operation segment is trading of proprietary digital assets and derivative contracts segment.

The trading of proprietary digital assets and derivative contracts segment’s results is equivalent to the Company’s results from continuing operation which are disclosed in the statement of profit or loss and comprehensive income (loss). The supply chain management and other logistics related services segment has been classified as a discontinued operation and the Company has not disclosed the results within the segment disclosures.

Geographical information

Revenue

	For the six months ended September 30,
	2023	2022
	US$	US$
Hong Kong	5,085,150	3,938,870
PRC	-	432,263
	5,085,150	4,371,133

The revenue information above is based on the location of the customers’ country of incorporation.

Non-current assets

	As of September 30, 2023	As of March 31, 2023
	US$	US$
Hong Kong	115,847	158,732

Major customers

As of September 30, 2023 and March 31, 2023, there was no concentration in the Company’s gross accounts receivables. For the period ended September 30, 2023 and 2022, there was no concentration in the Company’s revenues.

23.	INCOME (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The basic loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares of the Company in issue during the period.

The diluted loss per share is calculated as the loss for the year attributable to equity holders of the Company divided by the weighted average number of ordinary shares used in the calculation which is the weighted average number of ordinary shares in issue plus the number of shares held under the share purchase warrants (2022: Nil). For the period ended September 30, 2023, the Company had 25,100,000 share purchase warrants outstanding, which could potentially dilute basic loss per share in the future, but were excluded from the computation of diluted income (loss) per share in the period presented, as their effects would have been anti-dilutive.

The Company had no potentially dilutive ordinary shares in issue during the period.

	For the six months ended September 30
	2023	2022

Basic Loss Per Share Numerator
Loss for the period attributable to owners of the Company	$(3,856,955)	$(5,377,131)

Diluted Loss Per Share Numerator
Loss for the period attributable to owners of the Company	$(3,856,955)	$(5,377,131)

Basic Income (Loss) Per Share Denominator
Original shares:	31,048,371	23,598,371
Additions from actual events:
- Issuance of common stock, weighted	1,804,121	1,081,967
Basic weighted average shares outstanding	32,852,492	24,680,338

Diluted Income (Loss) Per Share Denominator
Diluted Weighted Average Shares Outstanding:	32,852,492	24,680,338

Loss Per Share
- Basic and diluted	$(0.12)	$(0.22)
Weighted Average Shares Outstanding
- Basic and diluted	32,852,492	24,680,338

24.	RELATED PARTY BALANCES AND TRANSACTIONS

Related parties’ relationships as follows:

Name	Relationship
Hongyu Zhang	Shareholder; director of various subsidiaries
Bingzhong Wang	Director of the Company
Ming Ni	Chief Operating Officer
Mrs. Wang	Spouse of Bingzhong Wang
Antalpha	Minority shareholder of the Company
LSQ Investment Fund SPC - Next Generation Fund I SP	Bingzhong Wang act as director of the Company while LSO Capital Limited as Sub-Investment Manager
Antpool Technologies Limited	Shareholder of Antalpha
Folius Digital Opportunities Master Fund	Minority shareholder of the Company
Folius Venture LLC	General partner of Folius Digital Opportunities Master Fund

	As of September 30, 2023	As of March 31, 2023
Continuing operation	US$	US$

a. Digital assets payables
Antalpha	—	21,127,674
Antpool Technologies Limited	4,014	—
Folius Venture LLC	1,513,883	—
Hongyu Zhang	109,725	—
Ming Ni	22,420	—
Mrs. Wang	738,487	1,726,537
Total	2,388,529	22,854,211

b. Receivable from customer
Mrs. Wang	577,358	—

c. Payables to customer
Antalpha	—	4,624,228
Antpool Technologies Limited	—	91,101
Folius Venture LLC	275,194	—
LSQ Investment Fund SPC - Next Generation Fund I SP	—	5,181,437
Ming Ni	107	—
Mrs. Wang	—	496,899
Total	275,301	10,393,665

Discontinued operation
a. Business transaction
Consideration on the disposal of business to Liqing Zheng and Yang Xu	—	1

Related parties’ transactions are consisted of the following:

	For the six months ended September 30,
	2023	2022
	US$	US$
Derivative products entered with Antalpha	123,304,654	168,184,034
Derivative products expired to Antalpha	(130,662,073)	(143,099,238)
Consultation service fees to Antalpha	(360,000)	(534,688)

25.	DISCONTINUED OPERATION

In February 2023, the Company entered into a sale and purchase agreement with Yang Xu and Liqing Zheng (the “Purchaser”) to dispose 100% equity interest in Hangzhou Dacheng and Hangzhou Longyun (collectively, the “disposal group”) at a total consideration of US$1.00. The disposal was completed on March 31, 2023, the date on which the control of Hangzhou Dacheng and Hangzhou Longyun was passed to the Purchaser.

(a)	Details of the disposal of discontinued operation

The carrying amounts of assets and liabilities in relation to the discontinued operation as of March 31, 2023, the date of disposal, were:

As of March 31, 2023
US$
Assets
Property and equipment, net	204,519
Right of use assets, net	184,970
Non-current assets	389,489

Other receivables	95,174
Cash and cash equivalents	70,736
Current assets	165,910
Total assets	555,399

Liabilities
Non-current liabilities
Lease liabilities	(94,313)
Total non-current liabilities	(94,313)

Current liabilities
Other payables	(612,770)
Taxes payable	(1,892,200)
Lease liabilities	(40,652)
Total current liabilities	(2,545,622)

Total liabilities	(2,639,9359)

Net deficit of the disposal group	(2,084,536)

(b)	Calculation of gain or loss of the disposal of discontinued operation

As of March 31, 2023
US$
Gain on disposal of discontinued operation:
Consideration	1
Carrying amount of net liabilities sold	2,084,536
Derecognition of non-controlling interests	(569,360)
Gain on disposal of discontinued operation	1,515,177

(c)	Cash flows from discontinued operation

Net cash outflow arising from the disposal group:	For the year ended March 31, 2023
US$
Cash consideration received	—
Cash and cash equivalents	(70,736)
Net cash outflow from the disposal group	(70,736)

Net cash inflow (outflow) arising on the disposal group:	For the year ended March 31, 2023
US$
Net cash used in operating activities	(374,683)
Net cash generated from investing activities	35,548
Net cash (used in) generated from financing activities	(126,787)
Net cash outflow from discontinued operation	(465,922)

(d)	Financial performance and cash flow information of discontinued operation

The information related to the condensed consolidated statements of profit or loss of the disposal group for the year ended March 31, 2023 is presented below:

For the year ended March 31, 2023
US$

Revenue	374,409

Cost of revenue	(270,232)
Selling and promotion expenses	(606,081)
General and administrative expenses	(607,315)
Operating loss	(1,109,219)
Other income	192,168
Other expense	(8,847,133)
Interest income	999
Loss before income tax	(9,763,185)
Income tax expense	(5)
Loss for the year from discontinued operation	(9,763,190)

Other comprehensive loss
Foreign operations – foreign currency translation differences	(919)

Total comprehensive loss for the year from discontinued operation	(9,764,109)

Total comprehensive loss for the year attributable to owners of the Company
Total comprehensive loss from discontinued operation	(9,764,109)

Total comprehensive loss for the year attributable to non-controlling interests
Total comprehensive loss from discontinued operation	—

Total comprehensive loss for the year from discontinued operation	(9,764,109)

26.	SUBSEQUENT EVENTS

On December 1, 2023, the Company allotted 1,125,000 ordinary shares with consideration of US$1,125,000 in private placement.

On December 22, 2023, the Company allotted 300,000 ordinary shares with consideration of US$330,000 in private placement.

On March 22, 2024, the Company borrowed a short-term borrowing from an independent third party with a principal of US$5,000,000 and 5% per annum interest bearing. The short-term borrowing was fully settled on June 24, 2024.